09042388

SEC Mail Processing Section

Washington 121

AB 9/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 33438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YYY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Braintree Hill Office Park, Suite 105
(No. and Street)

Braintree (City) — MA (State) — 02184 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy F. Shanahan — 781-535-6083 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue (Address) — Norwood (City) — MA (State) — 02062 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 04 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy F. Shanahan ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Securities Corporation , as of June 30 , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Tim Shanahan
Signature

~~President~~ CFO
Title

Deborah A. Foley
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2009

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Compass Securities Corporation

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Securities Corporation as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
July 16, 2009

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$ 187,147
Other assets	1,080
	$ 188,227

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 121,068
Stockholder's equity:	
Common stock, no par value, authorized 15,000 shares 100 shares issued and outstanding	3,000
Retained earnings	64,159
Total stockholder's equity	67,159
	$ 188,227

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2009

Revenues:	
Commissions	$ 2,800,100
Interest and dividends	2,524
Other income	1,918
	2,804,542
Expenses:	
Employee compensation and benefits	116,100
Commission expense	2,429,149
Occupancy	18,200
Other expenses	235,717
	2,799,166
Income before income taxes	5,376
Provision for income taxes	1,650
Net income	$ 3,726

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2008	$ 3,000	$ 60,433	$ 63,433
Net income	-	3,726	3,726
Balance at June 30, 2009	$ 3,000	$ 64,159	$ 67,159

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

Cash flows from operating activities:	
Net income	$ 3,726
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Receivable from broker-dealers and clearing organizations	200,000
Other assets	2,144
Increase (Decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(154,897)
Total adjustments	47,247
Net cash from operating activities	50,973
Cash flows from investing activities	
None	-
Cash flows used in financing activities	
None	-
Increase in cash	50,973
Cash at beginning of the year	136,174
Cash at end of the year	$ 187,147

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 501

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company began operations November 1, 1984. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker.

Income Taxes:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its parent company, Compass Capital Corporation, (CCC). The related party charged $324,300 for these services for the fiscal year ending June 30, 2009. At June 30, 2009 the Company owed $91,879 to the related party. Since the Company is a 100% subsidiary of CCC, operating results could vary significantly from those that would be obtained if the entities were autonomous.

COMPASS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2009

NOTE 3 – INCOME TAXES

Income tax expense consisted of the following:

Current tax expense	
Federal	$ 754
State	896
	$ 1,650

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $66,079 which was $58,008 in excess of its required net capital of $8,071. The Company's net capital ratio was 1.8 to 1.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.